Mail Stop 3561

August 4, 2008

Arctic Cat Inc.
Timothy C. Delmore-Chief Financial Officer
301 Brooks Avenue South
Thief River Falls, Minnesota 56701

Re: **Arctic Cat Inc.**
                Form 10-K for the year ended March 31, 2008
                Filed June 13, 2008
                File Number: 000-18607

Dear Mr. Delmore:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended March 31, 2008

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. The Executive Overview section of your MD&A should be revised to include a more detailed discussion of the effect of the current macro economic issues on the popularity of each of your products.   In conjunction with these disclosures, you should consider expanding your trend disclosures to indicate management's conclusion regarding current key economic factors and trends (e.g. excess capacity, pricing pressures, repossession rates and current credit environment) and its effect on the each of your product lines as well as the contingencies related to your financing agreements.

2. A significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues, gross profit, SG&A, and operating profit. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:

    - use of tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    - using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
    - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    - ensuring that all material factors are quantified and analyzed; and
    - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

3. Due to the materiality of the change in your inventory balance, please tell us and revise your results of operations as well as liquidity disclosures within MD&A to include a more detailed discussion of the reasons for the $23.5 million increase in finished goods and its potential impact on your liquidity.

4. In order to provide better analytical information to investors regarding the nature of your business, we believe you should consider expanding your MD&A disclosures in future filings to address the operating results for each of your product lines.

5. Please consider revising your MD&A to include a more detailed discussion of seasonal trends and variations. See question 1 in Topic 13(B) of the Staff Accounting Bulletins.

Critical Accounting Policies, page 16

6. Your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates and how accurate the estimates/assumptions have been in the past. Also, your critical accounting policies disclosures should be expanded to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the estimate and review process related to your discount programs. In this regard, provide us with a detailed analysis your major promotional sales, rebate and return programs and your accounting methodology for each of them. Furthermore, consider revising your MD&A to include a more detailed discussion of the impact of these programs on your results of operations and liquidity. See Financial Reporting Release No. 72 (i.e. Release #33-8350) for guidance.

Item 8- Financial Statements and Supplementary Data

General

7. As stated on your September 26, 2007 press release, you entered into an agreement to sell your Madison, S.D. facility. In this regard, please revise your filing to disclose the disposition of this facility in accordance with the requirements set forth in paragraphs 43 and 47 of SFAS 144. Additionally, provide us with the impact of this sale on your results and revise your MD&A accordingly.

Consolidated Statements of Operations, page 26

8. Please revise to present any subcaptions that exceed the 10% threshold, or that are otherwise material, as required by Article 5-03(b) of Regulation S-X.

Notes to the Financial Statements

Note L- Segment Reporting, page 37

9. Based on your disclosures, it appears that there are several significant differences in the economic characteristics of your product lines. For example, based on your disclosures on page 5, it appears that the snowmobile and ATV product lines use different suppliers (e.g. the snowmobile business has its engines exclusively provided by the Susuki Corporation). Additionally, snowmobiles are built to order to control inventory levels. You also state on page 16 that you have different limited warranty periods. Furthermore, the results of operations for snowmobiles product line are significantly affected by the amount of snowfall and, at times, you need to provide increased snowmobile incentives. Each of these product lines also demonstrates significantly different seasonal trends and volatility associated with such factors. Lastly, the Parts, Garments and Accessories product line do not appear to have similar production costs or processes, storage costs, pricing, demand, or similar regulatory environment. Based on this information, please tell us how each of your separate product lines meet the aggregation criteria set forth in paragraphs 17 and 18 of SFAS 131 and provide us with the reports that management reviews to allocate resources to each product lines as well as assess their performance. In your response, please also include a gross profit analysis related each of the separate product line for each of the fiscal years presented. Alternatively, revise future filings to provide segment information.

10. Please revise your disclosures to include revenues derived from external customers in your country of domicile and all foreign countries in which you operate. Additionally, if you derive material revenues from any individual country, such amounts should be separately disclosed. For guidance, refer to paragraph 38 of SFAS 131.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief